EXHIBIT 21.1
SUBSIDIARIES OF SYNOPSYS, INC.*

Name	Jurisdiction of Incorporation
Synopsys International Limited	Ireland
SNPS Ireland New Limited	Ireland
Synopsys USIE Holdings LLC	Delaware
Synopsys International Services, Inc.	Delaware
Black Duck Software, Inc.	Delaware
Synopsys Taiwan Co., Ltd.	Taiwan
Nihon Synopsys G.K.	Japan
Synopsys Emulation and Verification S.A.S.	France
Synopsys (India) Private Limited	India
Synopsys Netherlands B.V.	Netherlands
Synopsys Korea, Inc.	Korea
Synopsys Technologies Company Limited	China
Synopsys Technologies Holding LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Synopsys, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.